The financial statements of the TIAA-CREF Real Property Fund, LP and its subsidiaries attached to this Form [N-CSR] filing (the “RPF Financials”): (i) do not constitute part of the Funds’ financial statements and are not an official part of this shareholder report or this filing; and (ii) are not incorporated into this shareholder report or filing by reference. Furthermore, the RPF Financials do not constitute part of the shareholder report or filing to which the certifications by the Funds’ principal executive officer and principal financial officer that are required under Rule 30a-2(a) of the Investment Company Act of 1940 relate.

Consolidated Financial Statements

TIAA-CREF Real Property Fund LP

For the Quarter Ended November 30, 2023

TIAA-CREF Real Property Fund LP

Consolidated Statement of Assets and Liabilities

(In thousands, except net asset value)

	November 30, 2023	May 31, 2023

	(Unaudited)
Assets

Investments, at fair value

Investments in real estate	$1,618,157	$1,710,897

(Cost: $1,534,134 and $1,522,658)

Investments in real estate joint ventures	92,357	98,177

(JV Cost: $57,145 and $55,031)

Cash	4,329	38,990

Other assets	29,301	24,596

Total assets	1,744,144	1,872,660

Liabilities

Mortgage loans payable, at fair value	—	18,548

(Principal outstanding: $0 and $18,548)

Accrued expenses	18,816	13,687

Security deposits	4,584	4,481

Asset management fee payable	885	985

Other liabilities	137	—

Total liabilities	24,422	37,701

Partners’ Capital

Partners’ capital	1,185,232	1,219,272

Cumulative change in net assets from operations	534,250	615,449

Total partners’ capital	1,719,482	1,834,721

Preferred interest in subsidiaries	239	239

Total partners’ capital and preferred interest	$1,719,721	$1,834,960

Total units outstanding	158,138	158,138

Net asset value per unit	$10.87	$11.60

See accompanying notes to the consolidated financial statements

TIAA-CREF Real Property Fund LP

Consolidated Statement of Operations

(In thousands)

(Unaudited)

	For the Three Months Ended November 30,		For the Six Months Ended November 30,

	2023	2022	2023	2022
Investment income

Real estate income, net:

Rental income	$28,379	$29,046	$56,873	$58,422

Real estate property level expenses and taxes:

Real estate taxes	4,588	4,382	8,846	8,865

Operating expenses	6,364	5,606	13,289	11,300

Interest expense	—	185	29	828

Total real estate property level expenses and taxes	10,952	10,173	22,164	20,993

Real estate income, net	17,427	18,873	34,709	37,429
Income from real estate joint ventures	—	310	—	428

Total investment income	17,427	19,183	34,709	37,857
Fund-level expenses:

Asset management fees	2,630	3,043	5,367	6,216

Administrative expenses	203	263	493	512

Total expenses before waiver	2,833	3,306	5,860	6,728
Expense Waiver	—	—	—	—

Total fund-level expenses	2,833	3,306	5,860	6,728

Net investment income	14,594	15,877	28,849	31,129

Net realized and unrealized gain (loss) on investments and mortgage loans payable

Net change in realized (loss) gain on investments	7	(122)	7	30,311

Net change in unrealized (loss) gain on investments	(55,055)	(46,265)	(104,215)	(52,941)

Net change in unrealized (loss) gain on joint venture investments	(4,571)	13,134	(5,822)	18,899

Net change in unrealized (loss) gain on mortgage loans	—	—	—	—

Total net change in unrealized gain on investments and mortgage loans payable	(59,619)	(33,253)	(110,030)	(3,731)

Net increase in net assets resulting from operations	(45,025)	(17,376)	(81,181)	27,398

Dividends to REIT shareholders	8	8	16	16

Net increase in net assets applicable to limited partners	$(45,033)	$(17,384)	$(81,197)	$27,382

See accompanying notes to the consolidated financial statements

TIAA-CREF Real Property Fund LP

Consolidated Statement of Changes in Partners’ Capital

(In thousands)

(Unaudited)

	For the Three Months Ended November 30,

	2023			2022
	Limited Partners	Preferred Interest(1)	Total	Limited Partners	Preferred Interest(1)	Total

Beginning balance	$1,774,638	$247	$1,774,885	$2,029,754	$247	$2,030,001

Operations:

Net investment income	14,586	8	14,594	15,869	8	15,877

Net change in unrealized gain on investments and mortgage loans payable	(59,619)	—	(59,619)	(33,253)	—	(33,253)

Net increase in net assets from operations	(45,033)	8	(45,025)	(17,384)	8	(17,376)

Contributions	23,732	—	23,732	86,636	—	86,636

Redemptions	(23,732)	—	(23,732)	(46,636)	—	(46,636)

Distributions:

From net investment income	(10,123)	(16)	(10,139)	(8,850)	(16)	(8,866)

Ending balance	$1,719,482	$239	$1,719,721	$2,043,520	$239	$2,043,759

	For the Six Months Ended November 30,
	2023			2022
	Limited Partners	Preferred Interest(1)	Total	Limited Partners	Preferred Interest(1)	Total
Beginning balance	$1,834,721	$239	$1,834,960	$2,103,788	$239	$2,104,027

Operations:

Net investment income	28,833	16	28,849	31,113	16	31,129

Net change in unrealized gain on investments and mortgage loans payable	(110,030)	—	(110,030)	(3,731)	—	(3,731)

Net increase in net assets from operations	(81,197)	16	(81,181)	27,382	16	27,398

Contributions	52,184	—	52,184	132,864	—	132,864

Redemptions	(52,184)	—	(52,184)	(92,864)	—	(92,864)

Distributions:

From net investment income	(34,042)	(16)	(34,058)	(127,650)	(16)	(127,666)

Ending balance	$1,719,482	$239	$1,719,721	$2,043,520	$239	$2,043,759

(1) Refer to Note 2 - Significant Accounting Policies - “Preferred interest” for additional information.

See accompanying notes to the consolidated financial statements

TIAA-CREF Real Property Fund LP

Consolidated Statement of Cash Flows

(In thousands)

(Unaudited)

	For the Six Month’s Ended November 31,

	2023	2022
Cash flows from operating activities

Net increase/(decrease) in net assets resulting from operations	$(81,182)	$27,382

Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by/(used in) operating activities:

Net change in realized (gain)/loss on investments	—	(30,311)

Net change in unrealized (gain)/loss on investments	104,215	52,941

Net change in unrealized (gain)/loss on joint venture investments	5,822	(18,899)

Proceeds from sale of real estate investments	—	104,440

Capital improvements on real estate properties	(9,795)	(7,984)

(Increase)/Decrease in other assets	(4,763)	(454)

Increase/(Decrease) in accrued expenses	3,370	503

Increase/(Decrease) in security deposits	103	(44)

Increase/(Decrease) in other liabilities	215	(109)

Increase/(Decrease) in asset management fee payable	(100)	(44)

Net cash provided by/(used in) operating activities	17,885	127,421

Cash flows from financing activities

Contributions from limited partners	52,184	132,864

Payments of mortgage loans	(18,548)	(292)

Loan Payoffs		(36,000)

Redemptions from limited partners	(52,184)	(92,864)

Distributions to limited partners	(34,040)	(127,650)

Distributions to preferred interest	(16)	—

Net cash (used in)/provided by financing activities	$(52,604)	$(123,942)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(34,719)	$3,479

Cash, cash equivalents and restricted cash

Beginning cash, cash equivalents and restricted cash	40,372	44,080

Net increase (decrease) in cash, cash equivalents and restricted cash	(34,719)	3,479

Ending cash, cash equivalents and restricted cash	$5,653	$47,559

Supplemental disclosures

Cash paid for interest	$29	$560

See accompanying notes to the consolidated financial statements

TIAA-CREF Real Property Fund LP

Consolidated Statement of Cash Flows (continued)

(In thousands)

(Unaudited)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Assets and Liabilities that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	For the Six Month’s Ended November 31,

	2023	2022

Cash and cash equivalents	$4,329	$44,825

Restricted cash(1)	1,324	2,734

Total cash, cash equivalents and restricted cash	$5,653	$47,559

(1) Restricted cash is included within other assets on the Fund’s Consolidated Statements of Assets and Liabilities.

See accompanying notes to the consolidated financial statements

TIAA-CREF Real Property Fund LP

Consolidated Schedule of Investments

(In thousands)

Real Estate Investments		Fair Value as of

Type/Investment Name	City, State	November 30, 2023	May 31, 2023

		(unaudited)
Industrial (36%)
Cooper I-20 Distribution Center	Arlington, TX	$102,000	$112,000
Philadelphia Street Industrial	Ontario, CA	89,000	94,300
West Coast Industrial Portfolio	Fremont, CA; Hayward, CA; Kent, WA	67,816	64,800
Temple City	New York, NY	59,600	63,400
Bridgeway Technology Center	Palm Beach Gardens, FL	58,900	60,600
51 Commerce Drive	Cranbury, NJ	46,600	48,600
190 Mechanic	San Diego, CA	35,900	39,300
Corona Industrial Portfolio	Bellingham, MA	35,700	37,400
1165 Vaughn Parkway	Portland, TN	31,200	32,300
157 & 165 Grove Street	Boston, MA	30,234	31,553
Airtex Commerce Center	Corona, CA	22,966	20,500
VPET - 3839 Distribution Drive	Garland, TX	21,700	20,800
525 Marathon Parkway	Atlanta, GA	14,214	13,400

Total Industrial		615,830	638,953

(cost: $396,117 and $394,819)

Multifamily (31%)
Laurels at Jacaranda	Plantation, FL	153,000	155,000
Villas on the Boulevard	Santa Clara, CA	93,128	101,050
Atlantic at East Delray	Delray Beach, FL	83,500	90,600
Line 28 at LoHi	Denver, CO	62,803	64,205
Village Green at Littleton	Littleton, MA	53,814	52,811
Variant	Minneapolis, MN	40,800	43,600
The Cue	Seattle, WA	39,300	43,500

Total Multifamily		526,345	550,766

(cost: $451,583 and $448,637)

Office (14%)
Millennium Towers	Seattle, WA	55,600	81,400
86 Chambers	New York, NY	45,705	45,800
1840 Victory Blvd	Glendale, CA	41,800	50,000
3379 Peachtree	Atlanta, GA	35,830	37,126
539 Bryant	San Francisco, CA	25,400	41,200
80 South Lake	Pasadena, CA	22,709	22,900
Evergreen MOB	Millcreek, UT	17,900	18,800

Total Office		244,944	297,226

(cost: $401,086 and $396,577)

TIAA-CREF Real Property Fund LP

Consolidated Schedule of Investments (continued)

(In thousands)

		Fair Value as of

Type/Investment Name	City, State	November 30, 2023	May 31, 2023

		(unaudited)

Retail (14%)

10 Madison Square West	New York, NY	$72,506	$72,000

201 Newbury Street	Boston, MA	57,883	56,821

Promenade Plaza	Palm Beach Gardens, FL	52,343	49,960

Marlton Square(1)	Marlton, NJ	48,306	45,171

Total Retail		231,038	223,952

(cost: $285,348 and $282,625)

Total Real Estate Investments		$1,618,157	$1,710,897

	(cost: $1,534,134 and $1,522,658)

(1) The investment has a mortgage loan payable outstanding, as indicated in Note 8.

Real Estate Joint Venture(2)		Fair Value as of

Type/Investment Name	City, State	November 30, 2023	May 31, 2023

		(unaudited)
Industrial (5%)

Pico Rivera Commerce Center (95% Account Interest)	Pico Rivera, CA	92,357	98,177

Total Industrial		92,357	98,177

(cost: $57,145 and $55,031)

Total Real Estate Joint Ventures Investments		$92,357	$98,177

(cost: $57,145 and $55,031)

Total Investments		$1,710,514	$1,809,074

(cost: $1,591,279 and $1,577,689)

(2) Joint venture investments are represented at the net equity value.

Notes to Consolidated Financial Statements

Note 1 - Organization

TIAA-CREF Real Property Fund, LP (the “Fund”) is an open-end, core real estate fund organized by Teachers Insurance and Annuity Association (“TIAA”) and managed by Teachers Advisors, LLC (“Advisors”), an indirect wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”) and a registered investment adviser with the Securities and Exchange Commission. The Fund, a Delaware Limited Partnership, was formally organized on April 26, 2016. Initial capital contributions to the Fund were received July 1, 2016. The Fund was created for the following purposes: (a) to acquire, own, hold for investment and ultimately dispose of or otherwise invest in or engage in activities related to investment in real estate assets; (b) to act as the managing member of TIAA-CREF Real Property Fund REIT LLC (“Company”); (c) to engage in any other activities relating to and compatible with the purposes set forth above; and (d) to take such other actions or do such other things as are necessary or appropriate, in the sole discretion of TIAA-CREF Real Property Fund GP, LLC (“General Partner”), a wholly owned indirect subsidiary of TIAA, to carry out the provisions of the Limited Partnership Agreement of the Fund.

The Fund is actively managed to take advantage of changing conditions in the U.S. property and capital markets, and assets are financed and managed as deemed appropriate to achieve the performance objectives in the context of changing economic and market conditions. Approximately 95% to 98% of the Fund’s net assets are expected to be invested in real estate or real estate-related investments.

The Fund will make all of its investments through the Company, a Delaware limited liability company, which elected to be taxed as a Real Estate Investment Trust (“REIT”). The Fund is the managing member of the Company and has sole control over the business and affairs of the Company.

The Fund offers limited partnership units on an ongoing basis to registered management investment companies that are advised by Advisors and collective investment trusts sponsored by SEI Trust Company and advised by Nuveen Asset Management, LLC (“Nuveen”), a wholly owned indirect subsidiary of TIAA, although it is possible that units will be available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals; as well as to (ii) pension plans, other institutional investors or high-net-worth individuals for which Advisors or an affiliate of Advisors serves as investment advisor.

Note 2 - Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Fund, the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Determination of Investments at Fair Value: The Fund reports all investments at fair value in accordance with FASB Accounting Standard Codification (“ASC”) 946, Financial Services - Investment Companies. Further, in accordance with the fair value option allowed under ASC 825, Financial Instruments, mortgage loans payable are reported at fair value. The FASB has defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The following is a description of the valuation methodologies used for instruments measured at fair value. The general classification of such instruments pursuant to the valuation hierarchy is discussed further in Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis.

Valuation of Real Estate Properties: Investments in real estate properties are stated at fair value, in accordance with the Fund’s valuation policy, as amended from time to time; accordingly, the Fund does not record depreciation.

TIAA-CREF Real Property Fund LP

Note 2 - Significant Accounting Policies (continued)

Determination of fair value involves judgment as the actual market value of real estate can be determined only by negotiation between parties in a sales transaction. The Fund’s primary objective when valuing its real estate investments will be to produce a valuation that represents a reasonable estimate of the fair value of its investments. Implicit in the Fund’s definition of fair value is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

∎	Buyer and seller are typically motivated;
∎	Both parties are well informed or well advised, and acting in what they consider their best interests;
∎	A reasonable time is allowed for exposure in the open market;
∎	Payment is made in terms of cash or in terms of financial arrangements comparable thereto; and
∎	The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property values are affected by, among other things, the availability of capital, occupancy rates, rental rates, and interest and inflation rates. As a result, determining real estate and investment values involves many assumptions. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. Valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or multiples applied to earnings from the property, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties. Amounts ultimately realized from each investment may vary significantly from the fair value presented.

Real estate properties owned by the Fund are initially valued based on an independent third party appraisal, as reviewed by Nuveen’s internal appraisal staff at the time of the closing of the purchase. Such initial valuation may result in a potential unrealized gain or loss reflecting the difference between an investment’s fair value (i.e., exit price) and its cost basis (which is inclusive of transaction costs).

Subsequently, each property is appraised each quarter by an independent third party appraiser and reviewed by Nuveen’s internal appraisal staff. In general, the Fund obtains appraisals of its real estate properties spread out throughout the quarter, which is intended to result in appraisal adjustments, and thus, adjustments to the valuations of its holdings (to the extent such adjustments are made) that occur regularly throughout each quarter and not on one specific day or month in each period.

Further, management reserves the right to order an appraisal and/or conduct separate valuations outside of the normal quarterly process when facts or circumstances arise. For example, under certain circumstances a valuation adjustment could be made when the Fund receives a bona fide bid for the sale of a property held within the Fund. Adjustments may be made for events or circumstances indicating an impairment of a tenant’s ability to pay amounts due to the Fund under a lease (including due to a bankruptcy filing of that tenant). Alternatively, adjustments may be made to reflect the execution or renewal of a significant lease. Also, adjustments may be made to reflect factors (such as sales values for comparable properties or local employment rate) bearing uniquely on a particular region in which properties are held.

Valuation of Real Estate Joint Ventures: Real estate joint ventures are stated at the fair value of the Fund’s ownership interests of the underlying entities. The Fund’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, ownership rights, buy/ sell agreements, distribution provisions and capital call obligations. Upon the disposition of all real estate investments by an investee entity, the Fund will continue to state its equity in the remaining net assets of the investee entity during the wind down period, if any, which occurs prior to the dissolution of the investee entity.

Valuation of Mortgage Loans Payable: The Fund’s mortgage loans payable are stated at fair value. The estimated fair value of a mortgage loan payable is based on the amount at which the liability could be transferred to a third party exclusive of transaction costs. The mortgage loans payable are valued internally by Nuveen’s internal valuation department at least quarterly based on market factors, such as market interest rates and spreads for comparable loans,the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral), the liquidity for mortgage loans of similar characteristics, the maturity date of the loan and return demands of the market.

TIAA-CREF Real Property Fund LP

Note 2 - Significant Accounting Policies (continued)

Estimates: The preparation of the accompanying consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and unrealized gains/(losses) during the reporting period. Actual results can deviate from those estimates.

Cash, tenant receivables, accounts payable, asset management fees payable, tenant security deposits and other assets and liabilities are carried at cost. These carrying amounts are considered to reasonably approximate fair value due to the liquid and short term nature of these assets and liabilities.

Revenue and Expense Recognition: Rental income is recognized in accordance with the billing terms of the lease agreements. The Fund bears the direct expenses of the real estate properties owned. These expenses include, but are not limited to, fees to local property management companies, property taxes, utilities, maintenance, repairs, insurance, and other operating and administrative costs. An estimate of the net operating income earned from each real estate property is accrued by the Fund on a daily basis and such estimates are adjusted when actual operating results are determined.

The Fund has limited ownership ownership interests in real estate joint ventures. The Fund records its contributions as increases to its investments in the joint ventures, and distributions from the joint ventures are treated as income within income from real estate joint ventures in the Fund’s consolidated statements of operations. Distributions that are identified as returns of capital are recorded as a reduction to the cost basis of the investment, whereas distributions identified as capital gains or losses are recorded as realized gains or losses. Income from the joint ventures is recorded based on the Fund’s proportional interest of the income distributed by the joint ventures. Income earned but not yet distributed to the Fund by the joint ventures is recorded as unrealized gains and losses.

Cash: Cash represents cash on deposit in banks and other financial institutions. The Fund’s cash may, at times, exceed federally insured limits. The Fund’s management monitors these balances to mitigate the exposure of risk due to concentration.

Restricted Cash: Restricted cash is comprised of escrow accounts for security deposits as required by certain states, as well as property taxes, insurance and various property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. Restricted cash is included within other assets on the Consolidated Statements of Assets and Liabilities.

Income Taxes: The Fund has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by its partners on their respective income tax returns. The Fund’s federal tax status as a pass-through entity is based on its legal status as a partnership. Accordingly, the Fund is not required to take any tax positions in order to qualify as a pass-through entity. The Fund is required to, and does file tax returns with the Internal Revenue Service and other taxing authorities.

These consolidated financial statements do not reflect a provision for income taxes and the Fund has no other tax positions which must be considered for recording or disclosure. The Company qualifies as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the financial statements for the Company. The Company intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code of 1986, as amended.

As a REIT, the Company will not be taxed on the portion of income that is distributed to the unit holders, provided at least 90% of its taxable income is distributed, and certain other requirements are met. Although qualifying as a REIT, the Company may still be subject to certain state, local and franchise taxes. However, if the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Under certain circumstances, federal income and excise taxes may be due on the Company’s undistributed taxable income. As a REIT, the Company is permitted to deduct dividends paid to its unit holders, eliminating the federal taxation of income represented by such dividends at the Company level. REITs are subject to a number of organizational and operational requirements.

TIAA-CREF Real Property Fund LP

Note 2 - Significant Accounting Policies (continued)

The Tax Cuts and Jobs Act (the “Act”) was signed into law on December 22, 2017. The Act changes existing United States tax law and includes numerous provisions that will affect businesses. The Act had no impact on the Fund.

Preferred interest: Preferred interest represents the contributed capital of unit holders in the Company and TRPF 99-101 Boston Office REIT Member LLC (“Boston REIT”). The Company is the owner and managing member of the Boston REIT. The REITs allow the Fund’s properties to be held in a structure most tax advantageous to the Fund’s investors. The Company and the Boston REIT have each sold 125 Class A non-participating preferred units for $1,000 per unit, for a total of $250,000. Preferred unit holders are entitled to receive a cumulative, preferential cash dividend at the rate of 12.5% per annum of total contributed capital.

Preferred units are transferable but not redeemable by preferred unit holders. In the event of a liquidation of the REIT, preferred unit holders have priority in liquidation; however, they are entitled only to a return of capital contributions and any cumulative preferred dividends owed.

Note 3 - Allocations, Distributions and Redemptions

Profits and losses are allocated among unit holders in accordance with their respective percentage interests by the General Partner. The Fund will distribute net operating cash flows as determined by the General Partner in its sole discretion to the unit holders in proportion to their respective percentage interests, subject to any rights of holders of interests in the Fund other than units.

Each unit holder may elect to have the Fund redeem some or all of its units by providing the General Partner with a Redemption Notice (“Notice”) of such election and the units to be redeemed. Unless otherwise determined by the General Partner in its sole discretion, a Notice will be irrevocable upon receipt by the General Partner and will be first effective as of the net asset value per unit calculated after delivery of the Notice to the General Partner. The General Partner shall determine the aggregate amount of available cash to make redemptions.

Notices may be sent by unit holders on any normal business day of operation and the effective date of such Notice shall be in accordance with the provisions described above; however, the General Partner does not guarantee that liquid assets will be available at any particular time to fund a Notice in a timely manner. To the extent that liquid assets are insufficient to satisfy all pending redemption requests, the General Partner has discretion to apply a Redemption Gate as follows: (i) redeem units in the order of which Notices are received or (ii) allocate redemptions on a pro rata basis based on the aggregate number of units for which the General Partner has received a timely Notice, without regard to the aggregate number of units held by a redeeming Limited Partner.

In no event will the General Partner or the Fund be obligated to sell or finance, or otherwise transfer, any Fund asset in order to satisfy requests for redemption if the effect of such redemption would have a material adverse effect on the remaining unit holders.

TIAA-CREF Real Property Fund LP

Note 4 - Credit Risk Concentrations

Concentrations of credit risk may arise when a number of properties or tenants are located in a similar geographic region such that the economic conditions of that region could impact tenants’ obligations to meet their contractual obligations or cause the values of individual properties to decline.

The Fund’s investment portfolio is exclusively domestic and largely concentrated among coastal states in the East and West. As of November 30, 2023, the largest geographic concentrations of the portfolio (as determined by gross market value) were present in the Miami/Fort Lauderdale (16.9%), Los Angeles/Long Beach (12.8%), Boston metropolitan statistical areas (10.4%), and New York metro areas (9.6%).

The Fund’s investment portfolio is diversified across four major property types, with the largest concentration (as determined by gross market value) present in the industrial sector (41.5%), followed by multifamily (30.7%), office (14.3%) and retail (13.5%) sectors. Laurels at Jacaranda, the Fund’s largest investment in Plantation, Florida, represents 8.9% of the Fund’s investment portfolio.

The Fund’s largest tenant, located at 86 Chambers Street, contributes 7.9% of the Fund’s annualized commercial base rent as of November 30, 2023. Leases expiring over the next twelve months represent 21.1% of future annualized commercial base rent, with the largest concentration of expiring leases present at 86 Chambers Street (8.7% of future annualized commercial base rent).

Note 5 - Leases

The Fund’s real estate investments are leased to tenants under operating lease agreements which expire on various dates through 2032. Rental income is recognized in accordance with the billing terms of these lease agreements. The leases do not have material variable payments, material residual value guarantees or material restrictive covenants. Certain leases have the option to extend or terminate at the tenant’s discretion, with termination options resulting in additional fees due to the Fund. Rent relief requested by lessees through the six months ended November 30, 2023 has generally been in the form of rent deferrals, with payments delayed for a limited period of time and subsequently repaid over the life of the lease. Rental income continues to be accrued during the deferral period so long as future collection of the deferred rent is probable.

Aggregate minimum annual rentals for real estate investments owned by the Fund through the non-cancelable lease term, excluding short-term residential leases, are as follows (in thousands):

Years ending November 30,

2024	$68,544

2025	64,534

2026	59,064

2027	42,250

2028	28,251

Thereafter	73,728

Total	$336,371

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis

Valuation Hierarchy: The Fund’s fair value measurements are grouped categorically into three levels, as defined by the FASB. The levels are defined as follows:

Level 1 fair value are quoted prices for identical items in active, liquid and visible markets such as stock exchanges.

Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations.

Level 3 fair value inputs reflect management’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the

The inputs are unobservable in the market and significant to the valuation estimate. Examples of Level 3 assets and liabilities which may be held by the Fund from time to time include investments in real estate and investments in joint ventures.

An investment’s categorization within the valuation hierarchy described above is based upon the lowest level of input that is significant to the fair value measurement.

The Fund’s determination of fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon vendor-provided, evaluated prices or internally developed models that primarily use market-based or independently sourced market data, including interest rate yield curves, market spreads and currency rates. Valuation adjustments will be made to reflect changes in credit quality, counterparty’s creditworthiness, the Fund’s creditworthiness, liquidity, and other observable and unobservable inputs that are applied consistently over time.

The methods described above are considered to produce fair values that represent a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset or would receive to transfer the liability. Since fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, actual realizable values or future fair values may differ from amounts reported.

Furthermore, while the Fund believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments, while reasonable, could result in different estimates of fair value at the reporting date. As discussed in Note 2 - Significant Accounting Policies in more detail, as the Fund obtains independent appraisals on a quarterly basis, there may be circumstances in the interim in which the true realizable value of a property is not reflected in the Fund’s monthly net asset value calculation or in the Fund’s periodic consolidated financial statements.

This disparity may be more apparent when the commercial and/or residential real estate markets experience an overall and possibly dramatic decline (or increase) in property values in a relatively short period of time between appraisals.

The following information represents the assets and liabilities measured at fair value on a recurring basis at November 30, 2023 (unaudited) and May 31, 2023. As of those dates, all assets and liabilities measured at fair value on a recurring basis were measured using significant unobservable inputs and were therefore categorized in Level 3 of the hierarchy, as follows (in thousands):

Asset Type	November 30, 2023	May 31, 2023

Real estate investments	$1,618,157	$1,710,897

Real estate joint ventures	92,357	98,177

Total investments	1,710,514	1,809,074

Mortgage loans payable	—	(18,548)

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following tables show the reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the three months ended November 30, 2023 and November 30, 2022 (unaudited, in thousands):

For the three months ended November 30, 2023	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable

Beginning balance September 1, 2023	$1,667,432	$96,927	$1,764,359	$—

Total realized and unrealized gains (losses) included in changes in net assets	(55,056)	(4,570)	(59,626)	—

Purchases(1)	5,781	—	5,781	—

Settlements(2)	—	—	—	—

Ending balance - November 30, 2023	1,618,157	92,357	1,710,514	—

For the six months ended November 30, 2023	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable

Beginning balance June 1, 2023	$1,710,897	$98,177	$1,809,074	$(18,548)

Total realized and unrealized gains (losses) included in changes in net assets	(104,216)	(5,821)	(110,037)	—

Purchases(1)	11,476	1	11,477	18,548

Settlements(2)	—	—	—	—

Ending balance - November 30, 2023	1,618,157	92,357	1,710,514	—

(1) Includes purchases, contributions for joint ventures, capital expenditures and assumptions of mortgage loans payable.

(2) Includes operating income for real estate joint ventures, net of distributions and principal payments on mortgage loans payable.

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

For the three months ended November 30, 2022	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable

Beginning balance September 1, 2022	$1,953,218	$90,152	$2,043,370	$(18,991)

Total realized and unrealized gains (losses) included in changes in net assets	(46,387)	13,134	(33,253)	—

Purchases(1)	5,060	935	5,995	—

Sales	(2,091)	—	(2,091)	—

Settlements(2)	—	—	—	146

Ending balance - November 30, 2022	1,909,800	104,221	2,014,021	(18,845)

For the six months ended November 30, 2022	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable

Beginning balance June 1, 2022	$2,027,451	$84,388	$2,111,839	$(55,136)

Total realized and unrealized gains (losses) included in changes in net assets	(22,631)	18,899	(3,732)	—

Purchases(1)	10,237	934	11,171	—

Sales	(105,257)	—	(105,257)	36,145

Settlements(2)	—	—	—	146

Ending balance - November 30, 2022	1,909,800	104,221	2,014,021	(18,845)

(1) Includes purchases, contributions for joint ventures, capital expenditures and assumptions of mortgage loans payable.

(2) Includes operating income for real estate joint ventures, net of distributions and principal payments on mortgage loans payable.

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements as of November 30, 2023 and 2022 (unaudited):

Range (Weighted Average) as of November 30,

Type	Valuation Technique	Unobservable Inputs	2023	2022

Real Estate Properties and Joint Ventures

Multifamily	Income Approach - Discounted Cash Flow	Discount Rate	6.5% - 7.0% (6.8%)	5.5% - 6.5% (6.2%)

		Terminal Capitalization Rate	5.0% - 5.5% (5.3%)	4.4% - 5.0% (4.8%)

	Income Approach - Direct Capitalization	Overall Capitalization Rate	4.5% -5.0% (4.9%)	4.0% - 4.5% (4.3%)

Industrial	Income Approach - Discounted Cash Flow	Discount Rate	6.5% -7.8% (7.1%)	5.5% - 6.8% (6.0%)

		Terminal Capitalization Rate	5.3% -6.5% (5.8%)	4.3% - 6.3% (4.9%)

	Income Approach - Direct Capitalization	Overall Capitalization Rate	4.3% -6.3% (5.0%)	3.5% - 5.8% (4.1%)

Office	Income Approach - Discounted Cash Flow	Discount Rate	7.5% -9.0% (8.4%)	6.5% - 8.0% (7.2%)

		Terminal Capitalization Rate	6.3% -7.3% (6.9%)	5.5% - 7.0% (6.0%)

	Income Approach - Direct Capitalization	Overall Capitalization Rate	5.8% -7.5% (6.6%)	4.8% - 6.8% (5.6%)

Retail	Income Approach - Discounted Cash Flow	Discount Rate	6.3% -7.3% (6.6%)	6.5% - 7.3% (6.8%)

		Terminal Capitalization Rate	5.3% -6.8% (5.7%)	4.5% - 6.0% (5.2%)

	Income Approach - Direct Capitalization	Overall Capitalization Rate	5.0% -6.3% (5.4%)	4.3% - 5.8% (5.3%)

Mortgage Loans Payable

Multifamily	Discounted Cash Flow	Loan to Value Ratio	N/A(2)	N/A(2)

		Mortgage Equivalency Rate	N/A(2)	N/A(2)

	Net Present Value	Loan to Value Ratio	N/A(2)	N/A(2)

		WACC(1) Risk Premium Multiple	N/A(2)	N/A(2)

Retail	Discounted Cash Flow	Loan to Value Ratio	N/A(2)	N/A(2)

		Mortgage Equivalency Rate	N/A(2)	N/A(2)

	Net Present Value	Loan to Value Ratio	N/A(2)	N/A(2)

		WACC(1) Risk Premium Multiple	N/A(2)	N/A(2)

(1) Represents Weighed Average Cost of Capital.

(2) Per TIAA policy, the loan has no value due to maturing within 24 months and the outstanding balance is marked to Par.

The significant unobservable inputs used in the fair value measurement of the Fund’s real estate property and joint venture investments are the selection of certain investment rates (Discount Rate, Terminal Capitalization Rate, and Overall Capitalization Rate). Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurements, respectively.

The significant unobservable inputs used in the fair value measurement of the Fund’s mortgage loans payable are the loan to value ratios and the selection of certain credit spreads and weighted average cost of capital risk premiums. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value, respectively. All investments held by the Fund are Level 3 investments during the six months ended November 30, 2023 and November 30, 2022.

TIAA-CREF Real Property Fund LP

Note 7 - Related Party Transactions

All investors in the Fund as of November 30, 2023 and November 30, 2022 were affiliated entities of TIAA (“Investors”). The following table presents the percentage of units held by Investors as of November 30, 2023 and November 30, 2022 (unaudited):

Percentage of Units Held as of November 30,

	2023	2022

Lifecycle Retirement Income Fund	1.3%	1.4%

Lifecycle 2010 Fund	1.6%	2.1%

Lifecycle 2015 Fund	3.5%	3.9%

Lifecycle 2020 Fund	7.6%	8.5%

Lifecycle 2025 Fund	11.7%	12.4%

Lifecycle 2030 Fund	13.6%	13.8%

Lifecycle 2035 Fund	14.3%	14.2%

Lifecycle 2040 Fund	17.1%	17.0%

Lifecycle 2045 Fund	12.0%	11.5%

Lifecycle 2050 Fund	9.3%	8.8%

Lifecycle 2055 Fund	4.6%	4.1%

Lifecycle 2060 Fund	1.8%	1.4%

Lifecycle 2065 Fund	0.2%	0.1%

Lifecycle Blend Retirement Income Fund	0.1%	— %

Lifecycle Blend 2010 Fund	— %	— %

Lifecycle Blend 2015 Fund	— %	— %

Lifecycle Blend 2020 Fund	0.1%	0.1%

Lifecycle Blend 2025 Fund	0.2%	0.1%

Lifecycle Blend 2030 Fund	0.2%	0.1%

Lifecycle Blend 2035 Fund	0.2%	0.1%

Lifecycle Blend 2040 Fund	0.2%	0.1%

Lifecycle Blend 2045 Fund	0.1%	0.1%

Lifecycle Blend 2050 Fund	0.1%	0.1%

Lifecycle Blend 2055 Fund	0.1%	0.1%

Lifecycle Blend 2060 Fund	0.1%	— %

Lifecycle Blend 2065 Fund	— %	— %

Total	100.0%	100.0%

TIAA-CREF Real Property Fund LP

Note 7 - Related Party Transactions (continued)

Management Fees: The Fund pays Advisors an annual asset management fee, payable quarterly, equal to 0.60% of the average net assets of the Fund.

Administrative Expenses: The Fund reimburses Advisors for administrative expenses incurred by the Fund, payable quarterly. These expenses include audit, property appraisal, REIT compliance and other expenses as necessary to operate the Fund in accordance with the partnership agreement. Administrative expenses are subject to a cap of 0.10% of the average net asset value of the Fund. Administrative expenses in excess of the cap are involuntarily waived. The waiver applied is irrevocable.

The Fund incurred management fees and administrative expenses totaling $5.4 million and $0.5 million, respectively, for the six months ended November 30, 2023. Management fees and administrative expenses totaled $6.2 million and $0.5 million, respectively, for the six months ended November 30, 2022. Administrative expenses for the six months ended November 30, 2023 and November 30, 2022 were less than the expense cap, hence no waiver was applied during this period.

Note 8 - Mortgage Loans Payable

At November 30, 2023, the Fund had two outstanding mortgage loans payable secured by the following properties (in thousands):

		Principal Outstanding as of

Property	Annual Interest Rate and Payment Frequency	November 30, 2023 (unaudited)	May 31, 2023	Maturity
Marlton Square(1) (2)	3.94% paid monthly	—	18,548	July 1, 2023

Total Mortgage Loans Payable at Fair Value		—	18,548

(1) Interest rate is fixed.

(2) The mortgage is adjusted monthly for principal payments.

TIAA-CREF Real Property Fund LP

Note 9 - Financial Highlights

Selected condensed financial information for a unit of the Fund is presented below. Per unit data is calculated on average units outstanding.

	For the Six Months Ended November 30, 2023	Year ended May 31, 2023	Year ended May 31, 2022	Year ended May 31, 2021	Year ended May 31, 2020
Per Unit Data:	(unaudited)

Net asset value - beginning of period	$11.60	$13.57	$11.11	$10.86	$11.50

Net investment income

Rental income	0.36	0.75	0.74	0.78	0.82

Real estate property level expenses and taxes	(0.14)	(0.28)	(0.29)	(0.31)	(0.30)

Real estate income, net	0.22	0.47	0.45	0.47	0.52

Expense charges	(0.04)	(0.08)	(0.08)	(0.07)	(0.08)

Investment income, net	0.18	0.39	0.37	0.40	0.44

Net realized and unrealized gain on investments and mortgage loans payable	(0.66)	(1.24)	2.11	0.16	0.08

Net realized and unrealized gain on joint venture investments and mortgage loans payable	(0.03)	0.09	0.20	—	—

Total gain from investment operations	(0.51)	(0.76)	2.68	0.56	0.52

Less distributions from:(2)

Net investment income	(0.22)	(1.21)	(0.22)	(0.31)	(1.16)

Net increase in unit value from operations	(0.73)	(1.97)	2.46	0.25	(0.64)

Net asset value - end of period	10.87	11.60	13.57	11.11	10.86

Ratios and supplemental data:

Total return	-2.56%	-6.25%	24.47%	5.25%	4.73%

Ratios to average net assets(4)

Expenses(5)	0.65%	0.66%	0.65%	0.66%	0.67%

Investment income, net	3.22%	3.07%	3.12%	3.69%	3.94%

Portfolio turnover - real estate properties(6)	—%	—%	—%	—%	6.93%

Units outstanding at the end of the period (in thousands)	158,138	158,138	155,084	141,095	136,332
Net assets(7) at the end of the period (in thousands)	$1,719,482	$1,834,721	$2,103,788	$1,567,184	$1,480,668

(1)	The Fund commenced operations on July 1, 2016, the date the Fund received initial capital contributions.

(2)	The Fund will make allocations of distributions between net investment income, realized gains and return of capital as the Fund matures.

(3)	Percentages for the six months ending November 30, 2023 are not annualized.

(4)	Percentages are annualized.

(5)

The ratio of expenses to average net assets reflect the period to date Fund-level expenses and exclude real estate property-level expenses which are included in real estate income, net. The percentage shown is inclusive of the expense waiver on administrative expenses.

(6)

Real estate investment portfolio turnover rate is calculated by dividing the lesser of purchases or sales of real estate property investments (including loans receivable, contributions to, or return of capital distributions received from, existing joint venture investments) by the average value of the portfolio of real estate investments held during the period.

(7)

Net assets, exclusive of preferred interest. Preferred interest is excluded as it does not factor into the NAV of the Fund. Refer to Note 2 - Significant Accounting Polices - “Preferred interest” for additional information.

TIAA-CREF Real Property Fund LP

Note 10 - Contingencies

In the normal course of business, the Fund may be named, from time to time, as a defendant or may be involved in various legal actions, including arbitration, class actions and other litigation.

The Fund establishes an accrual for all litigation and regulatory matters when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

As of the date of the issuance of these financial statements, management of the Fund does not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material effect on the Fund’s business, financial position, or results of operations.

Note 11 - Subsequent Events

As of January 12, 2024, the date these consolidated financial statements were available to be issued, events or transactions for potential disclosure have been evaluated and there is nothing to report.